Exhibit 99.5

[LETTERHEAD OF CRESCENT BANKING COMPANY]

To Our Shareholders:

We are pleased to continue the Crescent Banking Company Dividend Reinvestment and Stock Purchase Plan (the “Plan”), which will allow you to conveniently invest in or increase your shareholdings in Crescent Banking Company. The enclosed prospectus makes certain amendments to our existing Direct Stock Purchase and Dividend Reinvestment Plan. If you are currently enrolled in our existing Direct Stock Purchase and Dividend Reinvestment Plan, you will be automatically enrolled in the amended Plan. As with any stock program, this Plan is completely voluntary, and you should participate in the Plan only after carefully reading and reviewing the enclosed Plan brochure and other materials.

The Plan has many benefits to you as a shareholder, including:

•	You can conveniently increase your ownership of our common stock by automatically reinvesting your cash dividends.

•

You may add further to your investment in our common stock by making optional cash contributions to the Plan of as little as $50 or as much as $2,500 per month, which will be used to purchase additional shares.

•	You pay no personal brokerage fees for shares purchased through the Plan with reinvested dividends or optional cash investments.

•	Your enrollment in the plan is free.

•	You can hold and transfer your shares under the Plan without holding or delivering paper certificates.

We will also benefit significantly from your participation in the Plan. The most significant benefit is our ability to raise capital to continue to support our growth and operations.

We are pleased to make the Plan available to you, and we welcome and encourage your participation. Complete details of the services and benefits to you are explained in the enclosed Plan brochure.

Please carefully read and review the enclosed materials, and, if you have any questions about the Plan, please call us at (678) 454-22866 and we will be glad to help you.

Sincerely,

/s/ J. Donald Boggus, Jr.
J. Donald Boggus, Jr. President and CEO